UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28
20241-030 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

 PETROBRAS ANNOUNCES REDEMPTION OF 5.299% GLOBAL NOTES DUE 2025 AND 6.250% GLOBAL NOTES DUE 2026

RIO DE JANEIRO, BRAZIL – November 18, 2024 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announces that its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”) has delivered notices of redemption to the holders of the outstanding 5.299% Global Notes due 2025 (the “2025 Notes”) and 6.250% Global Notes due 2026 (the “2026 Notes” and, together with the 2025 Notes, the “Notes”).

Title of Security	ISIN	CUSIP	Common Code	Aggregate Principal Amount to be Redeemed
5.299% Global Notes due 2025	US71647NAT63/ US71647NAV10/ USN6945AAJ62	71647N AT6/ 71647N AV1/ N6945A AJ6	N/A	US$606,441,000
6.250% Global Notes due 2026	XS0718502007	N/A	071850200	£466,679,000

The redemption date for the 2025 Notes will be December 27, 2024 (the “2025 Notes Redemption Date”). The redemption date for the 2026 Notes will be December 23, 2024 (the “2026 Notes Redemption Date”).

The redemption price for the 2025 Notes will be the greater of (A) 100% of the principal amount of such Notes and (B) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the 2025 Notes Redemption Date) discounted to the 2025 Notes Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points (the “USD Make-Whole Amount”), plus in the case of each of clauses (A) and (B) above, accrued interest on the principal amount of such Notes from July 27, 2024 to (but not including) the 2025 Notes Redemption Date. The USD Make-Whole Amount will be determined and communicated to holders of the Notes on the third Business Day preceding the 2025 Notes Redemption Date.

The redemption price for the 2026 Notes will be the greater of (A) 100% of the principal amount of such Notes and (B) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the 2026 Notes Redemption Date) discounted to the 2026 Notes Redemption Date on an annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Sterling Benchmark Rate plus 55 basis points (the “GBP Make-Whole Amount”), plus in the case of each of clauses (A) and (B) above, accrued interest on the principal amount of such Notes from December 14, 2024 to (but not including) the 2026 Notes Redemption Date. The GBP Make-Whole Amount will be determined and communicated to holders of the Notes on the third Business Day preceding the 2026 Notes Redemption Date.

The USD Make-Whole Amount and the GBP Make-Whole Amount are hereby referred to as the “Make-Whole Amounts.”

Payment on the 2025 Notes will be made prior to 3:00 pm New York City time and payment on the 2026 Notes will be made prior to 12:00 pm London time, in each case on the business day preceding the 2025 Notes Redemption Date or 2026 Notes Redemption Date, as applicable, by credit to the account of The Bank of New York Mellon, the trustee for the Notes (the “Trustee”), as paying agent for the Notes. For the 2025 Notes, the Trustee will cause funds to be paid to The Depositary Trust Company for further payment to its participants. For the 2026 Notes, the Trustee will cause funds to be paid to The Bank of New York Mellon, London Branch, as common depositary for Clearstream and Euroclear, for further payment to its participants.

On the 2025 Notes Redemption Date or 2026 Notes Redemption Date, as applicable, the Make-Whole Amounts, plus accrued interest, will become due and payable. Interest on the Notes will cease to accrue on and after the 2025 Notes Redemption Date or 2026 Notes Redemption Date, as applicable. Upon the redemption, the Notes will cease to be listed on the Luxembourg Stock Exchange, and the Notes and the related guarantees by Petrobras will be cancelled and any obligation thereunder extinguished.

PGF intends to fund the amounts necessary to redeem the Notes with available cash on hand.

For more information or if you have any questions regarding the redemption, please contact Petrobras’s investor relations department at petroinvest@petrobras.com.br.

Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/s/ Guilherme Rajime Takahashi Saraiva
Name: Guilherme Rajime Takahashi Saraiva
Title: Attorney-in-fact

By:	/s/ Lucas Tavares de Mello
Name: Lucas Tavares de Mello
Title: Attorney-in-fact

Date: November 18, 2024